May 20, 2005


Mail Stop 0306

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

Re:	Thomas Equipment, Inc.
	Registration Statement on Form SB-2
	Filed April 21, 2005
	         File No. 333-124217
Dear Mr. Marks:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation.  In some of
our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page numbers refer to the EDGAR filing.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
Summary
1. Expand the summary to include a brief description of the series of
transactions that recently took place so that the risk factors that
refer to those transactions make sense to investors.  Include a cross
reference to disclosure to be included later in the filing that provides all material information about each of these transactions, including the business purpose, and explains in reasonable detail how
and when the selling shareholders and officers and directors obtained
their shares and what consideration they paid for them on an aggregate and per share basis. For each transaction, disclose clearly all sources and uses of funds. For each securities issuance, disclose all material terms, and identify the security holders.
We
note the disclosure that begins on page 15 and believe it should be
significantly revised in response to these comments.  It should also
identify the officers, directors, and beneficial owners who
received
more than 5 percent of the shares in each transaction.  We may have
further comments.
2. Please explain more specifically what you mean when you say "Pneutech is a strategic supplier to Thomas Equipment," and quantify the percentage of sales attributable to sales to Thomas, if
material.
Financial Summary - Page 4
Thomas Equipment and Predecessor Business (Thomas Equipment
Limited)
- Page 4
3. Revise the introductory paragraph to tell investors the periods for which you derived the information presented from your audited financial statements of the predecessor business and Pneutech, Inc.
Indicate the source of the unaudited periods of the predecessor
and
successor businesses.
4. Your financial summary includes the historical results of the predecessor and successor businesses. In this regard, revise your common share data to include the historical earning per share and weighted average common shares outstanding for each period presented.
5. Revise your financial summary information to include the
results
of operations of the predecessor business for the period July 1,
2004
to September 30, 2004 and label as "unaudited".
Pnuetech - Page 5
6. Your financial summary includes the historical results of
Pneutech
Inc.  In this regard, revise your common share data to include their
historical earning per share and weighted average common shares outstanding for each period presented.
7. Revise to present the summarized balance sheet data for
Pneutech,
Inc. as of October 31, 2003 or tell us supplementally why you believe
such information is not necessary.
Risk Factors - Page 7
Thomas Equipment Limited, Our Predecessor - Page 7
8. Please quantify here and on page 17 the amount of liability remaining and the amount of financial support McCain Foods has agreed to provide to the company.
Our Sales Growth is Tied to Global Economic Conditions - Page 8
9. Please revise this risk factor to describe how the factors you describe specifically impact your business, rather than how general economic trends affect industry in general.
10. You state you do not engage in hedging transactions here and on
page 36, yet at the top of page 17, you describe hedging
activities.
Please revise to reconcile.
We Are Dependent On Third Party Dealers - Page 9
11. Please briefly describe your relationship with United Rental
and
file any agreements with them. Also, it appears that this risk factor is printed twice, please delete one.
We Have Recently Entered into a Supply Agreement with Hyundai -
Page
9
12. Please quantify what you mean by "substantial portion" of your revenues, when there is no minimum commitment for Hyundai.
If Our Subsidiary`s Preference Shareholder - Page 12
13. Please identify the Preference Shareholder, and explain what the
consequences to you would be if you are unable to pay the
redemption
amount.  For example, could the Preference Shareholder seize any assets?
Management`s Discussion and Analysis - Page 15
14. See our first comment regarding this series of transactions.
In
addition, you should include the following disclosure.
* Identify Maxim Mortgage Corporation as a shell corporation, if true
* Disclose Mr. Rhee`s role is this series of transactions
* Identify the principals of Thomas Ventures
* Disclose who received the 16.945 million shares in the
reorganization
* Identify the officers and directors of Thomas Equipment at the time
of the reorganization
* Explain how the acquisitions of Thomas Equipment Limited and Pneutech were funded
* Quantify what was paid to Mr. Rhee and any other officer,
director,
or major shareholder in the Pneutech acquisition
* Identify which members of "the Company`s" Board were appointed as
members of the Pneutech Board
* Explain how your officers, directors, and 5 percent holders obtained their shares and what consideration they paid. We note they hold 67.6% of the current outstanding shares.
15. Revise to include a section which provides a description of the
basis of presentation during all periods presented (including the pro
forma financial statements) in the filing. Your discussion should include a description of the predecessor and successor periods. Ensure that the periods presented are labeled as "predecessor" and
"successor".  Please include a similar discussion also in your basis
of presentation footnote to the Thomas Equipment, Inc.`s
consolidated
financial statements.
Acquisition of Operating Business - Pneutech, Inc. and
Subsidiaries -
Page 16
16. Revise to disclose the value of the shares issued as consideration in the Acquisition of Pneutech, Inc. and subsidiaries and the method used to value those shares.
Results of Operations for the Year Ended June 30, 2003 Compared to June 30, 2002 - Page 17
17. Revise to include the MD&A of Thomas Equipment Limited for the year ended June 30, 2003 compared to June 30, 2002 as you include consolidated financial statements for these respective periods. Results of Operations for the Six Months Ended December 31, 2004 Compared to December 31, 2003 - Page 24
18. We note that you have presented combined results of operations for the six months ended December 31, 2004 that consists of the successor`s results of operations from October 1, 2004 to December 31, 2004 and the predecessor`s results of operations for the period
July 1, 2004 to September 31, 2004. We also note you compare such combined results of operations for the six months ended December 31,
2004 to the predecessor`s historical results operations for the six
months ended December 31, 2003. Revise to remove your MD&A discussion for the three and six month period ended December 30, 2004 and 2003 and include a separate discussion of your historical operating results for the Predecessor for the period July 1, 2004 to
September 30, 2004 and the Successor for the period October 1,
2004
to December 31, 2004.
Results of Operations for Thomas Equipment Limited and Pneutech for the year ended June 30, 2004 and Fiscal 2005 Forward Looking Outlook
- Page 26
19. We note that you have provided forward-looking information primarily in regards to the operations of Thomas Equipment Ltd. Revise this section to include any such meaningful forward-looking information in regards to the operating results of Pneutech, Inc. for the near term and how their historical results may change in the future since you acquired them.
20. Revise this section to include a MD&A discussion of your pro forma operating results for the year ended June 30, 2004 as the information provided appears to include only forward-looking information.

Revenues- Page 26
21. We note you have entered into an exclusive two-year supply agreement with Hyundai Heavy Industries that you expect to achieve significant increases in revenues starting in the 2nd quarter of 2006 and beyond. Revise to discuss, in detail, the significant terms of the supply arrangement and quantify the expected increase in revenues.
Cost of Sales and Gross Profit - Page 26
22. You state your goal is to achieve a 22% gross margin. Revise to clarify what you mean by "optimizing internal manufacturing capabilities and by maximizing our corporate vertical supply channels" which will help to achieve this goal.
Subsequent Financing Activities - Page 34
23. You state you repaid the Roynat subordinated debenture in April of 2005, please disclose where you obtained the proceeds to make such repayment and why your board decided to repay that particular debt.
24. Disclose the interest rate on the Roynat debt.
25. Disclose all material terms of the Laurus Master Fund financing.
26. Clarify how many shares of common stock each share of series A preferred stock is convertible into. Supplementally advise whether any of the accredited investors are selling shareholders in this offering.
Description of Business - Page 37
27. We note the article dated April 27, 2005, stating that sales backlog has grown to US$69 million for shipments during 2005. Expand the appropriate disclosure to discuss, along with your plans to expand production capacity.
28. We also note that you entered into an exclusive distribution agreement with W.L. Gore Corporation that you anticipate will generate annual revenues of US$12.5 million. Expand the appropriate disclosure to discuss, and file the distribution agreement as an exhibit.
Management - Page 45
29. Expand the biography for Mr. Marks to also discuss his role in Farwell Equity Partners. Also expand to provide more information about the trusts.

Executive Employment Agreements - Page 47
30. Please disclose Mr. Rhee`s compensation in the Executive Compensation Table on Page 46.
31. Please expand the disclosure to explain what Mr. Rhee`s personal guarantee and pledge of assets covered. Also please explain how much
Mr. Rhee had at risk in such guarantee and pledge and what services
Mr. Rhee provided in the acquisition.
Certain Relationships and Related Transactions - Page 52
32. Revise the disclosure to explain in much greater detail the agreement and plan of amalgamation and the benefits all affiliates received in connection with the various transactions which took place leading up to the Pneutech acquisition, including the material terms regarding share issuances to officers, directors, and 5 percent holders. Please expand to explain Mr. Rhee`s involvement in this transaction in detail. File the agreement as an exhibit.
33. Please describe the term of the consulting agreement with Mr. Crivello and file it as an exhibit.
34. Disclose the relationship of your Board Chairman with Farwell Equity Partners and the equity issuance to that entity.
35. Disclose other transactions with affiliates and related parties noted in the footnotes to the financial statements. For example (and this is only one example), we note you issued 16,945,000 shares to your founders for $2,819,000, or an average of $.20 per share. Expand to discuss this and other transactions, identifying the parties, the number of shares each received, and the consideration paid.
Description of Securities - Page 52
36. Reconcile the disclosure here with the recent issuance of series
A preferred stock.
Selling Stockholders - Page 55
37. In footnote 1, expand to state the number of shares to be issued in the transactions described in (iii) and (iv).
Index to Financial Statements - Page F-1
38. Please update the financial statements and pro forma information, as necessary, as required by Item 310(g) of Regulation S-B.

Unaudited Consolidated Financial Statements of Thomas Equipment,
Inc.
- Page F-7
Consolidated Statement of Cash Flows - Page F-7
39. Confirm to us that the Successor Consolidated Statement of Cash
Flows presents the changes in assets and liabilities between your opening balance sheet on October 1, 2004, consisting of the assets acquired and liabilities assumed, and the balance sheet on December
31, 2004. Refer to paragraph 17(c) of SFAS 95.
40. It is unclear to us how the line items "equipment acquired on acquisition" for $7,223,000 and "other assets acquired on acquisition" for $20,053,000 within investing activities agrees to the consideration discussed in note 2 to the financial statements. Please revise or advise us.
Notes to the Consolidated Financial Statements - Page F-9
Note 2:  Acquisitions - Page F-9
41. We note from pages F-6 and F-17 that you issued 16,945,000 shares of common stock to your founders at $0.20 per share for $2.8 million and recognized $5.5 million as stock compensation for the difference in the fair value of the shares and the issuance price. It is unclear to us how you accounted for the proceeds from the issuance on the Statements of Cash Flows. Clarify to us the nature of the line item
"Proceeds from Stock Subscription" shown in financing activities.
42. We note effective October 1, 2004, Thomas Equipment 2004 Inc. acquired the business, fixed assets and inventory of Thomas Equipment
Ltd and you have accounted for the acquisition as a purchase under SFAS 141. Tell us supplementally and revise your note to address the following:
* In a tabular format, detail the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition
* Expand in great detail to discuss the consideration that was paid or liabilities assumed that total to the purchase price of $33.9 million. Any cash paid should agree to the Consolidated Statements of Cash Flows and be labeled as cash paid for acquisition, net of cash acquired.
* Separately quantify the total direct costs of the acquisition. Refer to the guidance in paragraph 51 of SFAS 141.

Note 3:  Basis of presentation and summary of significant
accounting
policies - Page F-10
Basis of Presentation - Page F-10
43. Revise this note to clearly define that as of December 31,
2004
and the three months ended December 31, 2004 are that of the "Successor Business". Also, label the consolidated balance sheet on page F-3 with "Successor Business".
44. It should be clear to investors if the successor entity has adopted the significant accounting policies of the predecessor.
To
the extent the successor entity`s accounting policies has changed, those changes should be discussed in detail and highlighted as adopted by the successor. Please revise your filing accordingly. Revenue Recognition - Page F-11
45. We note from your revenue recognition policy that you sell
equipment to distributors and dealers.   Tell us supplementally
and
revise your filing to address the following:
* Describe to us the nature and significant terms of these arrangements with distributors and dealers, including any post shipment obligations or acceptance provisions and how you account for such obligations.
* We see on page F-12 that you give sales incentives in the form of cash and interest free financing. Describe to us the nature of your sales incentives and how you account for them in accordance with EITF
01-09.
* Explain to us if you grant price concessions and price protection to your distributors and dealers and if so, tell us how you account for price concessions.
46. Expand your revenue recognition policy to include equipment sales made to retail and OEM customers.
47. We note on page 39 that you enter into agreements related to product financing with your distributors and dealers that are located in the United States and Canada. We further note that you have accounts receivable of $10,820,000 outstanding as of December 31, 2004. Tell us supplementally and revise your filing to identify the amount of the receivables attributable to distributor and dealer financing and the terms of such receivables.

Buy back arrangements - Page F-11
48. We note that the predecessor entity entered into buy back arrangements with distributors and dealers that in turn enter into leases for such equipment with its customers. We note that these arrangements provide for a guaranteed buy back value of 65%-70% of the original sales price. Tell us supplementally why you believe it is appropriate to defer the net proceeds received from the distributor as a liability that is reduced on a pro-rata basis over the three year buy back period since you may owe your distributor 65%-70% of the original sale`s price at the end of the leasing arrangement. Tell us supplementally how you considered the guidance in EITF 95-1.
Property, plant and equipment - Page F-12
49. Please clarify to us what you mean by "impairment allowances" and how your accounting for impairment is in accordance with SFAS 144.
Note 4.  Inventories - Page F-15
50. Please tell us supplementally and revise to include an accounting policy note for inventories that discloses the costing method you use to value inventories and the amount of reserve for inventory obsolescence at December 31, 2004.
51. We note from page 38 you maintain used equipment inventory and also retail locations sell used equipment that is typically acquired through customer trade-ins. Revise to include an accounting policy note related to used equipment and disclose the amount of used equipment at December 31, 2004.
Note 6:  Convertible long term debt - Page F-15
52. We note that you have a note payable to Thomas Equipment Limited and a term loan with Laurus Master Funds Ltd ("Laurus") reflected on your consolidated balance sheet at December 31, 2004. Tell us supplementally and revise your filing to disclose if these loans were assumed in the acquisition or entered into subsequent to October 1,
2004. If subsequent to October 1, 2004, clearly disclose the nature and terms of the loans. Also, tell us how such loans were originally recorded by you including why a premium was recorded.

Note 7:  Convertible credit facility - related party - Page F-16
53. It appears from your disclosure that you entered into a credit facility with Laurus Master Funds Ltd ("Laurus") to finance the acquisition of Thomas Equipment Limited. Also, in connection with issuance of the convertible debt and credit facility it appears that
Laurus was issued stock options and warrants. In this regard, tell us supplementally and revise your filing to disclose the following:
* How you recorded the financing of the acquisition including the issuance of stock options and warrants.
* Tell us if you recorded a beneficial conversion feature at the time you recorded the acquisition financing related to the warrants. Refer to guidance in EITF 98-5 and EITF 00-27
* How you accounted for the issuance of the warrants and stock options, and determined the value assigned to such issuances.
      We may have further comment based on your response.
Note 9.  Redeemable preferred shares - Page F-17
54. We note that you issued 1,000 redeemable preferred shares in connection with the acquisition of Thomas Equipment Ltd. for approximately $7,926,000 and such shares have been classified as a long-term liability (classified outside of permanent equity). We further note from page 12 that these securities are redeemable at the option of the holder at any time after April 1, 2006. In this regard, tell us supplementally and revise your filing to address the following:
* How you determined the fair value of the preferred shares at the date of issuance.
* How you account for the difference between the redemption value and the carrying value. Refer to the guidance in EITF Topic D-98.
* Tell us how you considered the accounting guidance in SAB Topic
5-
Q.
Note 10:  Common Stock - Page F-17
55. We note that you issued 1,980,000 in shares of common stock to Laurus in connection with the financing of the acquisition of Thomas
Equipment Ltd that had a fair value of $.59 per share. Tell us supplementally and revise your filing to clearly discuss how you determine the fair value of the shares and accounted for the shares in connection with the acquisition financing. Clarify that the shares were issued at $.20 and not at $20 as disclosed.

Note 17:  Recent Events - Page F-21
56. Reference is made to your disclosure in regards to the acquisition of Pneutech, Inc. (Pneutech) on February 28, 2005. Revise your filing to include the cost of the acquired entity as well as the disclosures required by paragraph 57 of SFAS 141. Also, specifically tell us and revise the note to include how you determined the value of the shares of common stock and warrants issued in connection with the acquisition.
57. Tell us in detail how you accounted for the redemption of the
929
preference shares and 530,000 special shares owned by 3156176
Canada,
Inc. and if this transaction was a condition of the closing of the acquisition.
58. We also note in conjunction with the Pneutech acquisition that you entered into several transactions with Roynat Capital and Roynat
U.S.  Tell us supplementally and revise to address the following comments:
* We note that you paid $6,685,000 in cash for the cancellation of Pneutech preferred shares, accrued dividends, warrants, and the repayment of an outstanding debentures. Tell us if these transactions were a condition of the closing of the acquisition and therefore, included in the purchase price of the acquisition.
* Tell us how you determined the value of the warrants and
accounted
for the issuance to Roynat US.
* Describe to us how you accounted for the sale of subordinated debentures to Roynat US. We further note your disclosure on page 10 that you issued a $5,397,000 convertible debenture to Roynat. Clarify to us if you "sold" this borrowing or if you issued a subordinated debenture.
Audited Financial Statements of Thomas Equipment Limited - Page F-
22
General
59. We note that Thomas Equipment Limited was a wholly-owned subsidiary of McCain Foods Limited prior to your acquisition of the business. Please confirm to us that the separate financial statements of Thomas Equipment Limited reflects all of the expenses that the Parent incurred on your behalf and that your results of operations would not have been materially different if you had operated as an unaffiliated company. Examples of such expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal and other selling, general and administrative expenses. If these expenses are common costs, tell us supplementally and revise your filing to provide an explanation of the allocation method used and management`s assertion that the method use is reasonable. Refer to SAB Topic 1-B.
Pro Forma Combined Condensed Financial Statements - Page F-80
60. In order to enhance a readers understanding, revise your introductory paragraph to include a brief discussion of the terms of each transaction that you are presenting within your pro forma combined financial statements. For instance, revise to include a brief discussion of the Pneutech acquisition and additional acquisition financing that was obtained such as your agreement entered into with Roynat Capital, Roynat U.S., and Laurus Master Fund, Ltd.
Pro Forma Combined Condensed Balance Sheet - Page F-81
61. Please revise your pro forma financial statements to include a separate pro forma adjustment for each item to which you are adjusting the historical financial information. For instance, the pro forma adjustments should be presented gross on the face of the pro-forma statements.
Notes to Unaudited Pro Forma Combined Condensed Financial
Statements
- Page F-83
Note 1.  Basis of Presentation - Page F-83
62. We note that Thomas Equipment Ltd has a fiscal year end of
June
30th and Pneutech, Inc. has a fiscal year end of October 31st. We also note your disclosure that the pro forma combined statement of operations for the fiscal year ended June 30, 2004 includes Pneutech,
Inc.`s historical operations for the year ended October 31, 2004 that
have been adjusted to those of Thomas Equipment Limited`s year end.
In this regard, please revise your introductory paragraph on page
F-
80 to further clarify to the reader how you conformed the
financial
information of Pneutech, Inc. to arrive at their operating results for the fiscal year ended June 30, 2004 as presented in the combined condensed statements of operations on page F-82.
Note 2.  Pro Forma Adjustments - Page F-83
63. Please revise your filing to disclose in the notes a schedule showing the purchase price of the Pneutech acquisition and the calculation of the purchase price and its components, including the purchase price allocation. Please clearly identify the following:
(i)
net tangible assets and liabilities acquired; (ii) identified intangible assets and (iii) fair value adjustments to net tangible and intangible assets and liabilities. In addition, provide in detail the reason for the significant amount allocated to goodwill and the
reason for the significant premium paid for the acquisition.
64. It is unclear to us what you mean by "the fair value increase
and
allocation to goodwill in Pneutech has been reduced by the proportionate share of your director`s post combination ownership" which is included in your pro forma adjustment 2(a). We note your disclosure on page F-21 that you acquired 100% of the common stock of
Pneutech and redeemed preference shares and special shares for $530,000 held by 3156176 Canada, Inc., an affiliated entity owned by one of a member of your board of directors.  Please revise or advise
us.
Exhibits
65. It does not appear that your opinion of counsel is filed with this filing. Please ensure that all exhibits are filed on EDGAR.
66. It appears that your certificate of incorporation which is incorporated by reference to Exhibit 3.1 of your registration statement Form SB-2, filed August 25, 2000 only allows you to issue
20,000,000 shares of common stock rather than the 200,000,000 you have listed in your description of securities notwithstanding your one-for-40 reverse stock split effected in October 2004. Also, this certificate does not appear to allow you to issue five million shares
of preferred as issued pursuant to your certificate of
designations
filed as an exhibit to Form 8-K filed April 20, 2005.  Please explain
or reconcile.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any
proceeding
initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Tara Harkins at (202) 551-3639 or in her absence, Michele Gohlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3800
with any other questions.

      Sincerely,




							Peggy Fisher
							Assistant Director

cc: 	Thomas A. Rose





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David M. Marks
Thomas Equipment, Inc.
May 20, 2005
Page 14